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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12B-25

                              NOTIFICATION OF LATE FILING


(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:    DECEMBER 31, 1996
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


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Full Name of Registrant

         GLOBAL GOLD CORPORATION
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Former Name if Applicable

         438 WEST 37TH STREET - SUITE 5H
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Address of Principal Executive Office (Street and Number)

         NEW YORK, NEW YORK 10017
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                                                       /X/ Yes   / / No

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            SEE PART III BELOW.

       (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                          N/A
PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

GLOBAL GOLD CORPORATION (THE "COMPANY") IS IN THE PROCESS OF ATTEMPTING TO CONCLUDE A TRANSACTION WHICH WILL HAVE A SIGNIFICANT IMPACT UPON THE COMPANY, AND, HENCE, UPON THE ACCOUNTANT'S REPORT WITH RESPECT TO ITS FINANCIAL STATEMENTS TO BE INCLUDED IN THIS REPORT ON FORM 10-KSB. DUE TO THE SIGNIFICANCE OF THE PENDING TRANSACTION, MANAGEMENT, WHICH WOULD OTHERWISE BE INVOLVED IN PREPARING THE REPORT ON FORM 10-KSB, INCLUDING THE FINANCIAL STATEMENTS TO BE INCLUDED THEREIN, IS DEVOTING ITS TIME TO THE CONSUMMATION OF SUCH TRANSACTION. THE CONSUMMATION OF SUCH TRANSACTION REQUIRES THE COOPERATION OF THIRD PARTIES BEYOND THE CONTROL OF THE COMPANY. NEVERTHELESS, THE COMPANY ANTICIPATES THAT THE TRANSACTION MAY BE CLOSED WITHIN TWO WEEKS FROM THE DATE HEREOF AND THAT ITS REPORT ON FORM 10-KSB WILL BE FILED PROMPTLY UPON THE POTENTIAL CONCLUSION OF SUCH TRANSACTION.



                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        STEPHEN R. FIELD, ESQ.              (212)              332-6050
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            GLOBAL GOLD CORPORATION
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date    MARCH 25, 1997                       By  /s/ Drury J. Gallagher
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                                                      DRURY J. GALLAGHER,
                                                      PRESIDENT



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                         ATTACHMENT OF FORM 12B-25 FOR

                            GLOBAL GOLD CORPORATION

                    PART IV (3) - EXPLANATION OF SIGNIFICANT
                        CHANGE IN RESULTS OF OPERATIONS


    REVENUES: During the 12-month period ended December 31, 1996, the Company's interest and royalty income was zero, which was the same amount for the same period last year.

    ADMINISTRATIVE AND OTHER EXPENSES: The Company's administrative and other expenses for the 12 month period ended December 31, 1996 are estimated to be approximately $525,000, which would represent an increase from the amount paid or accrued of approximately $361,345 in the same period last year. Such increase was attributable to the Company's (a) accrual of officers' compensation and (b) the accrual and/or payment of legal and accounting fees and expenses in connection with its retention of counsel to regularize the Company's corporate affairs, to implement the Company's transaction with Eyre Resources N.L. pursuant to the Asset Purchase Agreement between such parties dated as of June 30, 1995, to file the Company's 10-QSBs for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996 and to obtain financing pursuant to various agreements from different parties and travel expenses incurred in connection with the Tailings Project and the possible financing thereof. Furthermore, the Company proposes to claim an additional bad debt deduction of $55,000, which represents a decrease from the bad debt deduction of $120,000 claimed in the 12-month period ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

    As of December 31, 1996, the Company estimates that its total assets were approximately $2,125,000, of which approximately $375 consisted of cash or cash equivalents.